SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Moody's Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

615369105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 615369105	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON The Children's Investment Fund Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,900,902
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,900,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,900,902
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.27%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 615369105	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON The Children's Investment Fund Management (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,714,203
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,714,203
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,714,203
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.18%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 615369105	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON The Children's Investment Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,714,203
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,714,203
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,714,203
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.18%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 615369105	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Talos Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 186,699
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 186,699
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 615369105	13G/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,900,902
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,900,902
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,900,902
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.27%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 615369105	13G/A	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Moody's Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007.

Item 2(a).	NAME OF PERSON FILING

(i) The Children's Investment Fund Management (UK) LLP, a United Kingdom limited liability partnership ("TCIF UK"), with respect to the shares of Common Stock of the Company, par value $0.01 per share (the "Shares") held by the TCI Fund and Talos (each as defined below)

(ii) The Children's Investment Fund Management (Cayman) Ltd., a Cayman Islands exempted company ("TCIF"), with respect to the Shares held by the TCI Fund;

(iii) The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund"), with respect to the Shares directly held by it;

(iv) Talos Capital Limited, a private limited company incorporated under the laws of Ireland ("Talos"), with respect to the Shares directly held by it; and

(v) Christopher Hohn ("Mr. Hohn", and collectively with TCIF UK, TCIF, the TCI Fund and Talos, the "Reporting Persons"), with respect to the Shares directly held by the TCI Fund and Talos.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

(i) TCIF UK: 7 Clifford Street, London, W1S 2FT, United Kingdom;

(ii) TCIF: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

(iii) The TCI Fund: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

(iv) Talos: Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland; and

(v) Mr. Hohn: 7 Clifford Street, London, W1S 2FT, United Kingdom.

Item 2(c).	CITIZENSHIP

TCIF UK is a limited liability partnership organized under the laws of the United Kingdom. TCIF and the TCI Fund are exempted companies organized under the laws of the Cayman Islands. Talos is a private limited company incorporated under the laws of Ireland. Mr. Hohn is a citizen of the United Kingdom.

CUSIP No. 615369105	13G/A	Page 8 of 11 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP NUMBER

615369105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________________

Item 4.	OWNERSHIP

The TCI Fund falls under the management of both TCIF and TCIF UK. Talos falls under the management of TCIF UK. Christopher Hohn is the Managing Partner of TCIF UK and the 100% owner of TCIF. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the shares held by the TCI Fund and Talos.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

CUSIP No. 615369105	13G/A	Page 9 of 11 Pages

A.	TCIF UK and Mr. Hohn.

	(a)	Amount beneficially owned: 8,900,902

	(b)	Percent of class: 4.27%

The percentages used herein and in the rest of this Schedule are calculated based upon the 208,600,000 Shares issued and outstanding as of September 30, 2014 as reflected by the quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed by the Company on October 29, 2014.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 8,900,902

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 8,900,902

B.	TCIF and the TCI Fund.

	(a)	Amount beneficially owned: 8,714,203

	(b)	Percent of class: 4.18%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 8,714,203

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 8,714,203

C.	Talos.

	(a)	Amount beneficially owned: 186,699

	(b)	Percent of class: 0.09%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 186,699

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 186,699

CUSIP No. 615369105	13G/A	Page 10 of 11 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 615369105	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February ___, 2015

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Partner

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
Name: David DeRosa
Title: Director

THE CHILDREN'S INVESTMENT MASTER FUND

/s/ David DeRosa
Name: David DeRosa
Title: Director

TALOS CAPITAL LIMITED

/s/ Jackie Gilroy
Name: Jackie Gilroy
Title: Director

/s/ Christopher Hohn
Christopher Hohn